EXHIBIT 99.1

Shopify Completes Acquisition of 6 River Systems

OTTAWA, Canada & WALTHAM, MA - October 17, 2019 - Shopify Inc. (NYSE: SHOP)(TSX: SHOP), the leading multi-channel commerce platform, today announced that it has completed its acquisition of 6 River Systems, Inc.

With this acquisition, Shopify is changing the fulfillment industry. The transaction adds 6 River Systems’ cloud-based software and fleet of collaborative mobile robots called "Chuck" to the Shopify Fulfillment Network, accelerating its growth. The talented 6 River Systems team, with more than 130 employees, brings extensive experience in fulfillment software and robotics to Shopify. This will enable Shopify to help thousands of businesses improve their fulfillment operations, while 6 River Systems will continue to expand its industry-leading solution for warehouses. Shopify will maintain the 6 River Systems brand and headquarters in Waltham, MA.

About Shopify
Shopify is the leading multi-channel commerce platform. Merchants use Shopify to design, set up, and manage their stores across multiple sales channels, including mobile, web, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back-office and a single view of their business, from payments to shipping. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Headquartered in Ottawa, Canada, Shopify currently powers over 800,000 businesses in approximately 175 countries and is trusted by brands such as Unilever, Kylie Cosmetics, Allbirds, MVMT, and many more.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s plan to build a global fulfillment network, its size, scope and capabilities and the expected integration of 6 River Systems within that network, the impact of this acquisition on the fulfillment industry and Shopify’s financial outlook and future financial performance. Words such as "expects", "continue", "will", "plans", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth, including risks associated with acquisitions and investments and the challenges and costs of integration, restructuring, and achieving anticipated synergies; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) the security of personal information we store relating to merchants and their customers, and consumers with whom we have a direct relationship; (x) evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations; (xi) our potential inability to hire, retain and motivate qualified personnel; (xii) international sales and the use of our platform in various countries; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:

INVESTORS:	MEDIA:
Katie Keita	Julie Nicholson
Senior Director, Investor Relations	Director of Communications
613-241-2828 x 1024	416-238-6705 x 302
IR @shopify.com	press@shopify.com